EXHIBIT 99.3
August 31, 2011
Range Resources Corporation
100 Throckmorton Street
Suite 1200
Fort Worth, TX 76102
Attention: Mr. Alan W. Farquharson

SUBJECT:	Reserves Audit of Internally Assigned
Oil and Gas Reserves to the Interests of
Range Resources Corporation
In Certain Selected Properties
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective December 31, 2010
Job 10.1239
     At the request of Range Resources Corporation (Range), Wright & Company, Inc. (Wright) has performed a reserves audit to estimate proved oil & gas reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Alan W. Farquharson of Range. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. This reserves audit is pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8) and (a)(9). Wright was requested to compare its results to the internal estimates made by Range as of December 31, 2010. It is the understanding of Wright that the purpose of this reserves audit was to opine as to the reasonableness of Range’s internal projections, in the aggregate, of the selected properties. The effective date of this report is December 31, 2010. The report was completed January 18, 2011.
     The properties evaluated in this report are located in the states of Pennsylvania and Virginia. According to Range the total proved reserves subject to this evaluation and reasonableness opinion represent approximately 60 percent of Range’s reported total proved reserves.
     Range provided to Wright their internal total summaries for the certain evaluated properties by reserves categories. Range estimated net reserves, future net cash flows, and discounted net cash flows as of December 31, 2010, the results of which are summarized in the following table:

			Total
Range Resources	Proved Developed		Proved	Proved	Total
Corporation	Producing	Nonproducing	Developed	Undeveloped	Proved
SEC Parameters	(PDP)	(PNP)	(PDP & PNP)	(PUD)	(PDP, PNP & PUD)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	1,550.187	17.827	1,568.014	2,917.770	4,485.784
Gas, MMcf:	786,208.583	64,623.280	850,831.863	1,271,758.470	2,122,590.333
Plant, Mbbl:	19,545.287	38.186	19,583.473	53,288.188	72,871.661
Gas Equivalent, MMcfe (1 bbl = 6 Mcfe)	912,781.427	64,959.358	977,740.785	1,608,994.218	2,586,735.003
Cash Flow (BTAX), M$ Undiscounted:	2,984,963.967	182,336.376	3,167,300.343	4,136,237.418	7,303,537.761
Discounted at 10% Per Annum:	1,353,797.837	86,416.257	1,440,214.094	1,037,224.500	2,477,438.594
     Wright’s projections of the net reserves and cash flow to the evaluated interests in the certain selected properties are summarized in the following table by reserves category, effective December 31, 2010.

			Total
	Proved Developed		Proved	Proved	Total
Wright & Company, Inc.	Producing	Nonproducing	Developed	Undeveloped	Proved
SEC Parameters	(PDP)	(PNP)	(PDP & PNP)	(PUD)	(PDP, PNP & PUD)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	1,157.929	5.305	1,163.234	5,190.295	6,353.529
Gas, MMcf:	766,800.183	65,153.477	831,953.660	1,341,143.323	2,173,096.983
Plant, Mbbl:	18,907.175	38.186	18,945.361	58,111.541	77,056.902
Gas Equivalent, MMcfe (1 bbl = 6 Mcfe)	887,190.807	65,414.423	952,605.230	1,720,954.339	2,673,559.569
Cash Flow (BTAX), M$ Undiscounted:	2,898,527.257	155,543.160	3,054,070.417	4,686,743.298	7,740,813.715
Discounted at 10% Per Annum:	1,342,474.114	58,487.243	1,400,961.357	1,288,065.509	2,689,026.866
     Comparing the results found in the previous tables, the differences between Range’s total proved reserves estimates and Wright’s independent audit is 3.36 percent based on gas equivalent volumes. Based upon the results of Wright’s evaluation, it is Wright’s conclusion that Range’s estimates of proved reserves are, in the aggregate, reasonable.
     Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $4.376 per Million British Thermal Units (MMBtu) for natural gas at Henry Hub, LA, and $79.81 per barrel for West Texas Intermediate oil at Cushing, OK. These benchmark prices were adjusted for energy content, quality and basis differential, as appropriate. With the appropriate adjustments applied, the average adjusted product prices used to estimate proved reserves are $3.70 per Mcf and $55.84 per barrel. Prices for oil and gas were held constant for the life of the properties. The plant product prices were estimated to be 50.52 percent of the base oil price, resulting in an average adjusted price of $40.32 per barrel.

     Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.
     Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.
     The estimates of reserves contained in this report were determined by accepted industry methods and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.
     Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed non-producing (PNP) and proved undeveloped (PUD) reserves categories. The summary classification of total proved reserves combines the PDP, PNP and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Range from continuing to produce from currently active wells or to fully develop those properties included in this report.
     There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates, or changes in the analogous properties, may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.
     All data utilized in the preparation of this report were provided by Range. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Range with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Range with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.
     It should be noted that neither salvage values nor abandonment costs were included in the economic parameters in accordance with the instructions of Range. It was assumed that any salvage value would be directly offset by the cost to abandon the property. Wright has not performed a detailed study of the abandonment costs or the salvage values and offers no opinion as to Range’s assumptions.

     No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.
     Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Range, nor does Wright or any of its employees have direct financial interest in Range. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.
     This report was prepared for the information of Range, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Range and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made by Range with the SEC.
     In compliance with the definitions of reserves audit referenced in item 1202(a)(9) of Regulation S-K, Wright has reviewed the pertinent facts interpreted and assumptions underlying the reserves estimates prepared by Range. It is Wright’s opinion that the methodologies employed, the adequacy and quality of the data relied upon, the depth and thoroughness of the reserves estimation process, the classification of reserves based on the relevant definitions used, and the reasonableness of the estimated reserves quantities are appropriate for the purpose served by the report and are in accordance with the guidelines set forth by the SEC.
     The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Auditor as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.
     It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours, Wright & Company, Inc. TX Firm Registration No. F-12302
By:	/s/ D. Randall Wright
D. Randall Wright
President

Professional Qualifications
D. Randall Wright
President
I, D. Randall Wright, am the primary technical person in charge of the estimates of reserves and associated cash flow and economics on behalf of Wright & Company, Inc. (Wright) for the results presented in this report to Range Resources Corporation. I have a Master of Science degree in Mechanical Engineering from Tennessee Technological University.
I am a qualified Reserves Estimator as set forth in the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. This qualification is based on more than 37 years of practical experience in the estimation and evaluation of petroleum reserves with Texaco, Inc., First City National Bank of Houston, Sipes, Williamson & Associates, Inc., Williamson Petroleum Consultants, Inc., and Wright which I founded in 1988.
I am a registered Professional Engineer in the state of Texas (TBPE #43291), granted in 1978, a member of the Society of Petroleum Engineers (SPE) and a member of the Order of the Engineer.

/s/ D. Randall Wright, P.E.
D. Randall Wright, P.E.